UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment and Genius Products Extend Exclusive U.S. Distribution Agreement

Genius Acquires U.S. DVD Rights To Latest Two Films From Peace Arch's Archetype Genre Division

TORONTO-(MARKET WIRE)-June 1, 2006 - Peace Arch Entertainment Group Inc. (AMEX: PAE - News; Toronto: PAELV.TO - News) and Genius Products, Inc. (OTCBB: GNPI) have extended their exclusive U.S. distribution agreement to include two new horror pictures, it was announced today.

"LIVING DEATH" starring Kristi Swanson and "DEAD MARY" starring Dominique Swain are the latest two movies to emerge from Peace Arch's burgeoning Archetype Films division, which focuses on the horror, thriller, science fiction and action genres. Under the terms of their distribution agreement, Peace Arch has licensed to Genius exclusive U.S. DVD distribution rights to the two titles, which join five other films previously licensed by Peace Arch to Genius, i.e. "WARRIORS OF TERRA" starring Edward Furlong, "5IVE GIRLS" starring Ron Perlman, "THE LAST SECT" starring David Carradine, "ULTIMATE KILLING MACHINE" starring Michael Madsen and "TROUBLED WATERS" starring Jennifer Beals.

The two new films are the eighth and ninth pictures that have commenced photography for Peace Arch's Archetype label since its formation in September 2005 and mark more than a dozen new feature films produced or acquired by Peace Arch since the September start of its fiscal year.  Other new projects in the Peace Arch lineup include "CHAPTER 27" starring Jared Leto and Lindsay Lohan and "DELIRIOUS" starring Steve Buscemi and Michael Pitt, each of which is now in postproduction.  Projects underway for Peace Arch's television division include the "THE STRANGER GAME", a movie for television starring Mimi Rogers that will have its world television premiere in June, "THE TUDORS", a ten hour limited series starring Jonathan Rhys Myers, Sam Neill and Jeremy Northam that is currently filming in Ireland and "MAKEOVER WISH", a 13 episode lifestyle series currently being produced by Peace Arch subsidiary The Eyes Project Development Corporation.

ABOUT GENIUS PRODUCTS, INC.

Genius Products, Inc. (OTCBB:GNPI), produces and distributes an ever-expanding library of home entertainment products including DVDs and CDs. Sold in retail outlets nationwide under such well-known brands as Wellspring, Sundance Channel Home Entertainment™, NBC News, TV Guide® and Baby Genius®, the company's products are distributed through the Genius Products Branded Distribution Network, an extensive, proprietary distribution network that extends throughout the U.S. to mass, drugstore, supermarket and specialty retailers. Genius Products recently released on home video The Weinstein Company smash hits, DERAILED, starring Jennifer Aniston and Clive Owen and WOLF CREEK, an Australian horror film as well as the Oscar nominated film, MRS. HENDERSON PRESENTS, starring Judi Dench and Bob Hoskins.

Genius Products boasts a premiere management team comprised of seasoned executives, formerly with major Hollywood studios, who have steered the company into the forefront of the industry through their landmark exclusive distribution deal with The Weinstein Company.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature film and television programs for distribution to worldwide markets. Its Peace Arch Films division markets and licenses theatrical films oriented towards the major international film festivals such as Cannes, Venice and Toronto. The Company's Archetype Film label focuses on projects in the horror, thriller and action genres. Peace Arch Television specializes in the licensing of the Company's own productions and third party projects to Canadian and international broadcasters, cable and satellite companies. Peace Arch Home Entertainment, under the KaBOOM! Entertainment, Inc. banner, is one of the leading distributors of DVDs and related products in Canada.  Peace Arch recently entered into an agreement with Castle Hill Productions and Dream LLC to acquire their library of more than 500 classic, contemporary and genre films, which is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	June 1, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.